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                             September 15, 2023

       Robert Perri
       Chief Executive Officer
       OceanPal Inc.
       Pendelis 26, 175 64 Palaio
       Faliro, Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-40930

       Dear Robert Perri:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Exhibits

   1. We note that your officer certifications at Exhibits 12.1 and 12.2 exclude the language of paragraph 4(b) and the
introductory language in paragraph 4 regarding responsibilities for establishing and
maintaining internal control over financial reporting and the associated design objectives for
which certification is required.

                                                        Please amend your
annual report to include certifications having all of the prescribed language as set forth
in paragraph 12 of Item 19 of Form 20-F.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Perri
OceanPal Inc.
September 15, 2023
Page 2



      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameRobert Perri                            Sincerely,
Comapany NameOceanPal Inc.
                                                          Division of
Corporation Finance
September 15, 2023 Page 2                                 Office of Energy &
Transportation
FirstName LastName